Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  November 28, 2001

On November 28, 2001, EchoStar Communications Corporation distributed the documents set forth below.

ECHOSTAR/DIRECTV MERGER GOOD FOR COMPETITION

On October 28, 2001, Echostar Communications announced definitive agreements for a merger with Hughes Electronics. The combined company will be named EchoStar and use the DIRECTV brand for its services and related products. Efficiencies resulting from the merger will enable the new company to present a stronger competitive challenge to the entrenched cable firms that currently control more than 80% of the pay television households in the United States.

The net result of the merger will be:

  More services
  More choices
  Competitive pricing

WHY WILL THE MERGER IMPROVE EFFICIENCIES?

EchoStar and DIRECTV currently are constrained in offering additional programming by the limited amount of spectrum available to them. Following the merger, duplicative programming will be eliminated and bandwidth efficiencies created, thus greatly increasing the combined firm’s total output.

WHAT WILL THESE EFFICIENCIES MEAN?

  Local programming in rural and other underserved areas: Fully competitive DBS service will be expanded to approximately 100 local markets, reaching more than 85 percent of TV households, compared to the current 35-40 largest markets. Bottom line, local channels will be available through direct broadcast satellite (DBS) — just as they are through cable — in areas where DBS simply did not have the spectrum to provide them before.
  More and improved programming: The reclaimed spectrum will enable EchoStar to offer greatly expanded high-definition television programming, pay-per-view and video-on-demand services, educational, specialty, and foreign language programming and other new and improved product offerings, including interactive services. DBS will have the ability to go head-to-head in competition with cable companies.
  More services: The merger will allow EchoStar to provide meaningful competition with cable and telephone companies as a virtual third line into the home for a bundle of video/data/Internet services. Competitively priced, high-speed Internet access via satellite will particularly benefit those in rural areas without access to cable modem service or DSL.
  Competitive pricing: Because efficiencies created by the merger will make the new company substantially more competitive with cable than has been possible in the past, this new competitive force will serve as a market-based constraint on cable pricing. In addition to the consumer benefits of broader and improved services and programming, the merged company will generate economies of scale and other efficiencies (lower costs for programming, administration and operation) that would reduce operating costs. By increasing competition with cable, particularly digital cable, the merger will force all providers to increase their competitiveness — in price, quality, and service — to the benefit of consumers across the country.

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

ECHOSTAR/HUGHES MERGER GOOD FOR CONSUMERS

The pending merger of EchoStar and Hughes Electronics announced October 2001 will provide significant tangible benefits to American consumers by providing an effective and viable alternative to cable companies, which continue to have monopoly power in virtually every market they serve. Efficiencies resulting from the merger will enable the new company, which will be named EchoStar and use the DirecTV brand, to provide stronger competition to the entrenched cable firms that currently control more than 80% of the pay television households in the United States.

Consumers will benefit from the merger because they will receive:

  More services
  More choices
  More competitive pricing
  A viable alternative to entrenched cable companies.

The merger will “free up” spectrum currently used by the two companies because duplicative programs will be eliminated. As a result:

  EchoStar will be able to offer significantly more programming, including HDTV programming, and educational, specialty and foreign language programming, that it did not have bandwidth to offer before.
  Significantly more local-into-local programming will be made available, up from 41 major metropolitan areas to approximately 100, accounting for 85 percent of American households, it will significantly increasing competition with cable companies in those areas.
  More interactive services and products will be offered.
  The new company will have a large enough customer base to move high-speed satellite Internet access service from its current high-priced niche to being truly competitive with other providers. This will be a tremendous benefit for rural communities where cable modems and DSL are not likely to be available soon. By creating another effective competitor offering these services, all consumers interested in high-speed Internet access will benefit. Only with the merger can direct broadcast satellite (DBS) create the necessary efficiencies of scale to offer satellite-based Internet access service at costs comparable to cable and DSL.

Finally consumers will have a real, fully competitive alternative to cable.

  Although DBS has always offered a price/quality package that was superior to cable’s packages, it has not been able to restrain cable’s regular price increases because of its inability to offer many local broadcast stations and other desirable programming resulting from limited capacity. By eliminating these disadvantages, the merger will force cable firms to react competitively to DBS in ways that they have not had to in the past.
  Because of business efficiencies and economies of scale, the new company will be able to operate at lower cost than the two companies do separately.
  Prices will be the same throughout the U.S., whether the market is urban or rural.
  With the increase in competition from DBS, cable will be forced to improve its own products, pricing, service and overall quality. Thus, even cable customers will benefit from the enhanced competition among television and Internet access providers.

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.